FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of October 2008.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Six months ended September 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2008	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe Senior Corporate Managing Director

Financial Summary For the Six Months Ended September 30, 2008 (US GAAP)

Date:	October 28, 2008
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Toshiki Shinjo
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1.	Consolidated Operating Results

(1)	Operating Results

	For the six months ended September 30
	2008		2007
	(Yen amounts in millions, except per share data)
	% Change from September 30, 2007		% Change from September 30, 2006
Total revenue	515,608	(51.7)%	1,067,371	22.6%
Net revenue	263,152	(49.5)%	521,502	14.1%
(Loss) income before income taxes	(153,605)	—	89,352	(16.1)%
Net (loss) income	(149,464)	—	64,231	0.9%

Basic net (loss) income per share	(78.32)		33.66
Diluted net (loss) income per share	(78.42)		33.55
Return on shareholders’ equity (annualized)	(15.7)%		5.8%

(2)	Financial Position

	At September 30	At March 31
	2008	2008
	(Yen amounts in millions, except per share data)
Total assets	24,758,108	25,236,054
Shareholders’ equity	1,810,137	1,988,124
Shareholders’ equity as a percentage of total assets	7.3%	7.9%
Shareholders’ equity per share	948.34	1,042.60

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

2.	Cash dividends

	For the year ended/ending March 31
	2008	2009	2009 (Plan)
	(Yen amounts)
Target dividends per share See note [1] dividends record dates
At June 30	8.50	8.50	—
At September 30	8.50	8.50	—
At December 31	8.50	—	8.50
At March 31	8.50	—	8.50
Additional payout based on the level of profit See note 2
At March 31	—	Unconfirmed
Total at March 31	8.50	Unconfirmed
For the year	34.00		34.00

Note: 1.	Target dividends are minimum level of cash dividends.
2.	When Nomura achieves a sufficient level of profit, additional dividend will be added to its annual target dividends per share taking into consideration the consolidated payout ratio of over 30%.
3.	Revision of cash dividend forecast for during this period : None

3.	Earnings forecasts for the year ending March 31, 2009

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

(1)	Significant changes to consolidated subsidiaries during the period : None

(2)	Simplified accounting and particular accounting in the elaboration of quarterly consolidated financial statements : None

(3)	Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

a)	Changes in accounting principles : Yes

b)	Other changes : None

Note: Please refer to page 6, “Qualitative Information and Financial Statements - 4. Other” for details.

(4)	Number of shares issued (common stock)

	At September 30	At March 31
	2008	2008
Number of shares outstanding (including treasury stock)	1,965,919,860	1,965,919,860
Treasury stock	57,179,691	59,034,801

	For the six months ended September 30
	2008	2007
Average number of shares outstanding	1,908,311,939	1,908,270,970

Qualitative Information and Financial Statements

1.	Qualitative Discussion of Consolidated Results

US GAAP

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Net revenue	263.2	521.5	(49.5)
Non-interest expenses	416.8	432.2	(3.6)

Income (loss) before income taxes	(153.6)	89.4	—
Income tax expense	(4.1)	25.1	—

Net income (loss)	(149.5)	64.2	—

Return on equity (annualized)	(15.7)%	5.8%	—

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 263.2 billion yen for the six months ended September 30, 2008, a decrease of 49.5% from the same period in the prior year. Non-interest expenses declined 3.6% from the same period in the prior year to 416.8 billion yen. Loss before income taxes was 153.6 billion yen for the six months ended September 30, 2008. Net loss was 149.5 billion yen for the six months ended September 30, 2008.

Segments Information

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Net revenue	270.8	547.6	(50.5)
Non-interest expenses	416.8	432.2	(3.6)

Income (loss) before income taxes	(146.0)	115.4	—

In business segment totals, which exclude unrealized gains (losses) on investments in equity securities held for operating purposes, net revenue for the six months ended September 30, 2008 was 270.8 billion yen, a decrease of 50.5% from the same period in the prior year. Non-interest expenses decreased 3.6% from the same period in the prior year to 416.8 billion yen. Loss before income taxes was 146.0 billion yen for the six months ended September 30, 2008. Please refer to page 11 for further details of the differences between US GAAP and business segment values.

<Business Segment Results>

Operating Results of Domestic Retail

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Net revenue	160.3	225.1	(28.8)
Non-interest expenses	138.8	142.3	(2.5)

Income (loss) before income taxes	21.5	82.8	(74.0)

Net revenue decreased 28.8% from the same period in the prior year to 160.3 billion yen. The overall market slump triggered by turmoil in the global financial markets led to a decline in brokerage commissions and commissions for distribution of investment trusts. Non-interest expenses decreased 2.5% to 138.8 billion yen. As a result, income before income taxes decreased 74.0% to 21.5 billion yen.

Operating Results of Global Markets

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Net revenue	4.4	125.7	(96.5)
Non-interest expenses	152.7	167.3	(8.7)

Income (loss) before income taxes	(148.3)	(41.6)	—

Net revenue decreased 96.5% from the same period in the prior year to 4.4 billion yen, resulting in net losses due primarily to turmoil in the global financial markets. Non-interest expenses decreased 8.7% to 152.7 billion yen. As a result, loss before income taxes was 148.3 billion yen.

Operating Results of Global Investment Banking

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Net revenue	34.2	47.6	(28.0)
Non-interest expenses	30.4	30.7	(1.2)

Income (loss) before income taxes	3.9	16.8	(77.1)

Net revenue decreased 28.0% from the same period in the prior year to 34.2 billion yen, due primarily to a decline in transaction volume in the equity finance reflecting instability across the global stock markets. Non-interest expenses decreased 1.2% to 30.4 billion yen. As a result, income before income taxes decreased 77.1% to 3.9 billion yen.

Operating Results of Global Merchant Banking

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Net revenue	(16.5)	51.9	—
Non-interest expenses	8.2	6.3	29.6

Income (loss) before income taxes	(24.7)	45.5	—

Net revenue was negative 16.5 billion yen, due primarily to unrealized losses of certain investee companies. Non-interest expenses increased 29.6% from the same period in the prior year to 8.2 billion yen. As a result, loss before income taxes was 24.7 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Net revenue	35.8	49.1	(27.0)
Non-interest expenses	26.9	27.7	(3.0)

Income (loss) before income taxes	8.9	21.4	(58.1)

*	Defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue decreased 27.0% from the same period in the prior year to 35.8 billion yen, due primarily to unrealized losses from pilot funds and seed money for new product development. Non-interest expenses decreased 3.0% to 26.9 billion yen. As a result, income before income taxes decreased 58.1% to 8.9 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Net revenue	52.5	48.3	8.7
Non-interest expenses	59.8	57.7	3.6

Income (loss) before income taxes	(7.2)	(9.4)	—

Net revenue in other operating results increased 8.7% from the same period in the prior year to 52.5 billion yen. Loss before income taxes was 7.2 billion yen.

2.	Financial Position

Total assets as of September 30, 2008, were 24.8 trillion yen, a decrease of 477.9 billion yen compared to March 31, 2008, reflecting primarily a decrease in Collateralized agreements. Total liabilities as of September 30, 2008, were 22.9 trillion yen, a decrease of 300.0 billion yen compared to March 31, 2008, mainly due to a decrease in Collateralized financing. Total shareholders’ equity at September 30, 2008, was 1.8 trillion yen, a decrease of 178.0 billion yen compared to March 31, 2008, mainly reflecting a decrease in Retained earnings due to the recording of Net loss.

3.	Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4.	Other

Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

Accounting for fair value measurements

Nomura adopted Financial Accounting Standards Board (“FASB”) SFAS No.157, “Fair Value Measurements” on April 1, 2008. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for fair value option for financial assets and financial liabilities

Nomura adopted FASB SFAS No.159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No.115” on April 1, 2008. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for offsetting of amounts related to certain contracts

Nomura adopted FASB staff position No.39-1, “Amendment of FASB Interpretation No.39” on April 1, 2008. The consolidated balance sheets as of March 31, 2008 have been reclassified in accordance with this standard, as it demands retrospective application.

5.	Quarterly Consolidated Financial Statements

Basis of presentation—

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2008) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2008) for the year ended March 31, 2008.

Please refer to 4. Other, “Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements”, for presentations of significant changes in accounting principles.

The review procedures of the quarterly report for this period have not been completed yet.

(1) CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	September 30, 2008	March 31, 2008	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	430,925	507,236	(76,311)
Time deposits	888,793	758,130	130,663
Deposits with stock exchanges and other segregated cash	190,817	168,701	22,116

	1,510,535	1,434,067	76,468

Loans and receivables:
Loans receivable	693,637	784,262	(90,625)
Receivables from customers	34,025	43,623	(9,598)
Receivables from other than customers	1,940,324	361,114	1,579,210
Allowance for doubtful accounts	(2,941)	(1,399)	(1,542)

	2,665,045	1,187,600	1,477,445

Collateralized agreements:
Securities purchased under agreements to resell	2,553,215	3,233,200	(679,985)
Securities borrowed	5,180,708	7,158,167	(1,977,459)

	7,733,923	10,391,367	(2,657,444)

Trading assets and private equity investments*:
Trading assets	10,606,716	9,947,443	659,273
Private equity investments	399,688	330,745	68,943

	11,006,404	10,278,188	728,216

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥260,744 million at September 30, 2008 and ¥260,910 million at March 31, 2008)	367,344	389,151	(21,807)
Non-trading debt securities*	282,506	246,108	36,398
Investments in equity securities*	131,730	139,330	(7,600)
Investments in and advances to affiliated companies*	346,941	361,334	(14,393)
Other	713,680	808,909	(95,229)

	1,842,201	1,944,832	(102,631)

Total assets	24,758,108	25,236,054	(477,946)

*	Including securities pledged as collateral

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

	Millions of yen
	September 30, 2008	March 31, 2008	Increase/ (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,232,400	1,426,266	(193,866)
Payables and deposits:
Payables to customers	299,626	264,679	34,947
Payables to other than customers	382,330	322,927	59,403
Deposits received at banks	424,777	362,775	62,002

	1,106,733	950,381	156,352

Collateralized financing:
Securities sold under agreements to repurchase	3,876,310	4,298,872	(422,562)
Securities loaned	3,486,486	3,753,730	(267,244)
Other secured borrowings	2,341,241	2,488,129	(146,888)

	9,704,037	10,540,731	(836,694)

Trading liabilities	4,765,785	4,469,942	295,843
Other liabilities	493,797	636,184	(142,387)
Long-term borrowings	5,645,219	5,224,426	420,793

Total liabilities	22,947,971	23,247,930	(299,959)

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares Issued - 1,965,919,860 shares at September 30, 2008 and March 31, 2008
Outstanding - 1,908,740,169 shares at September 30, 2008 and 1,906,885,059 shares at March 31, 2008	182,800	182,800	—
Additional paid-in capital	182,413	177,227	5,186
Retained earnings	1,613,513	1,779,783	(166,270)
Accumulated other comprehensive income	(90,495)	(71,111)	(19,384)

	1,888,231	2,068,699	(180,468)
Common stock held in treasury, at cost - 57,179,691 shares at September 30, 2008 and 59,034,801 shares at March 31, 2008	(78,094)	(80,575)	2,481

Total shareholders’ equity	1,810,137	1,988,124	(177,987)

Total liabilities and shareholders’ equity	24,758,108	25,236,054	(477,946)

Note:    Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(2)	CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Revenue:
Commissions	167,084	219,836	(24.0)
Fees from investment banking	23,433	46,066	(49.1)
Asset management and portfolio service fees	85,190	98,221	(13.3)
Net (loss) gain on trading	(10,500)	108,436	—
(Loss) gain on private equity investments	(14,496)	52,933	—
Interest and dividends	244,950	540,695	(54.7)
(Loss) gain on investments in equity securities	(8,840)	(24,756)	—
Other	28,787	25,940	11.0

Total revenue	515,608	1,067,371	(51.7)
Interest expense	252,456	545,869	(53.8)

Net revenue	263,152	521,502	(49.5)

Non-interest expenses :
Compensation and benefits	168,008	195,023	(13.9)
Commissions and floor brokerage	38,977	45,263	(13.9)
Information processing and communications	67,991	63,907	6.4
Occupancy and related depreciation	33,048	31,048	6.4
Business development expenses	14,951	18,677	(19.9)
Other	93,782	78,232	19.9

	416,757	432,150	(3.6)

(Loss) income before income taxes	(153,605)	89,352	—
Income tax expense	(4,141)	25,121	—

Net (loss) income	(149,464)	64,231	—

Per share of common stock:

	Yen		% Change
Basic-
Net (loss) income	(78.32)	33.66	—

Diluted-
Net (loss) income	(78.42)	33.55	—

(3)	NOTE WITH RESPECT TO THE ASSUMPTION AS A GOING CONCERN

Not applicable.

(4)	SEGMENT INFORMATION-OPERATING SEGMENT (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Net revenue
Business segment information:
Domestic Retail	160,264	225,100	(28.8)
Global Markets	4,432	125,672	(96.5)
Global Investment Banking	34,233	47,552	(28.0)
Global Merchant Banking	(16,509)	51,865	—
Asset Management	35,823	49,083	(27.0)

Sub Total	218,243	499,272	(56.3)
Other	52,538	48,312	8.7

Net revenue	270,781	547,584	(50.5)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,629)	(26,082)	—

Net revenue	263,152	521,502	(49.5)

Non-interest expenses
Business segment information:
Domestic Retail	138,767	142,339	(2.5)
Global Markets	152,739	167,319	(8.7)
Global Investment Banking	30,381	30,736	(1.2)
Global Merchant Banking	8,210	6,337	29.6
Asset Management	26,876	27,719	(3.0)

Sub Total	356,973	374,450	(4.7)
Other	59,784	57,700	3.6

Non-interest expenses	416,757	432,150	(3.6)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	416,757	432,150	(3.6)

Income (loss) before income taxes
Business segment information:
Domestic Retail	21,497	82,761	(74.0)
Global Markets	(148,307)	(41,647)	—
Global Investment Banking	3,852	16,816	(77.1)
Global Merchant Banking	(24,719)	45,528	—
Asset Management	8,947	21,364	(58.1)

Sub Total	(138,730)	124,822	—
Other *	(7,246)	(9,388)	—

Income (loss) before income taxes	(145,976)	115,434	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(7,629)	(26,082)	—

Income (loss) before income taxes	(153,605)	89,352	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Net gain (loss) on trading related to economic hedging transactions	21,194	(11,617)	—
Realized gain on investments in equity securities held for operating purposes	(1,212)	1,326	—
Equity in earnings of affiliates	6,060	7,684	(21.1)
Corporate items	(7,969)	(21,939)	—
Others	(25,319)	15,158	—

Total	(7,246)	(9,388)	—

Note:	Defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

(5)	Significant Changes in Shareholders’ equity

Not applicable. For further details of the variations, please refer to the “Consolidated Statements of Changes in Shareholders’ Equity (UNAUDITED)” below.

	Millions of yen
	For the six months ended
	September 30, 2008	September 30, 2007
Common stock
Balance at beginning of year	182,800	182,800

Balance at end of period	182,800	182,800

Additional paid-in capital
Balance at beginning of year	177,227	165,496
Gain (loss) on sales of treasury stock	1,922	(1,458)
Issuance and exercise of common stock options	3,264	6,229

Balance at end of period	182,413	170,267

Retained earnings
Balance at beginning of year	1,779,783	1,910,978
Net (loss) income	(149,464)	64,231
Cash dividends	(32,447)	(32,418)
Adjustments to initially apply FIN 48	—	1,266
Adjustments to initially apply EITF 06-2	—	(1,119)
Adjustments to initially apply SOP 07-1	—	2,049
Adjustments to initially apply SFAS 157	10,383	—
Adjustments to initially apply SFAS 159	5,258	—
Loss on sales of treasury stock	—	(371)

Balance at end of period	1,613,513	1,944,616

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(28,416)	36,889
Net change during the year	(19,880)	5,472

Balance at end of period	(48,296)	42,361

Defined benefit pension plans
Balance at beginning of year	(42,695)	(30,276)
Pension liability adjustment	496	400

Balance at end of period	(42,199)	(29,876)

Balance at end of period	(90,495)	12,485

Common stock held in treasury
Balance at beginning of year	(80,575)	(79,968)
Repurchases of common stock	(67)	(102)
Sale of common stock	24	42
Common stock issued to employees	2,593	2,415
Other net change in treasury stock	(69)	1

Balance at end of period	(78,094)	(77,612)

Total shareholders’ equity
Balance at end of period	1,810,137	2,232,556

6.	OTHER INFORMATION

Consolidated Statements of Operations – Quarterly (UNAUDITED)

	Millions of yen						% Change	Millions of yen
	For the three months ended							For the year ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008(A)	September 30, 2008(B)	(B-A)/(A)	March 31, 2008
Revenue:
Commissions	112,953	106,883	103,434	81,389	82,198	84,886	3.3	404,659
Fees from investment banking	29,890	16,176	20,340	18,690	13,407	10,026	(25.2)	85,096
Asset management and portfolio service fees	47,311	50,910	47,636	43,855	42,779	42,411	(0.9)	189,712
Net gain (loss) on trading	99,767	8,669	65,090	(111,806)	10,515	(21,015)	—	61,720
Gain (loss) on private equity investments	46,159	6,774	(2,987)	26,559	(37,663)	23,167	—	76,505
Interest and dividends	294,783	245,912	177,280	78,565	117,957	126,993	7.7	796,540
(Loss) gain on investments in equity securities	(540)	(24,216)	(6,977)	(16,962)	964	(9,804)	—	(48,695)
Other	16,309	9,631	(3,444)	5,689	27,719	1,068	(96.1)	28,185

Total revenue	646,632	420,739	400,372	125,979	257,876	257,732	(0.1)	1,593,722
Interest expense	301,830	244,039	156,119	104,477	122,789	129,667	5.6	806,465

Net revenue	344,802	176,700	244,253	21,502	135,087	128,065	(5.2)	787,257

Non-interest expenses:
Compensation and benefits	100,653	94,370	93,361	78,421	87,910	80,098	(8.9)	366,805
Commissions and floor brokerage	22,684	22,579	20,395	24,534	18,634	20,343	9.2	90,192
Information processing and communications	29,188	34,719	33,869	37,228	33,359	34,632	3.8	135,004
Occupancy and related depreciation	15,917	15,131	14,258	19,535	15,868	17,180	8.3	64,841
Business development expenses	8,811	9,866	9,455	10,003	7,032	7,919	12.6	38,135
Other	27,609	50,623	28,525	50,111	56,548	37,234	(34.2)	156,868

	204,862	227,288	199,863	219,832	219,351	197,406	(10.0)	851,845

Income (loss) before income taxes	139,940	(50,588)	44,390	(198,330)	(84,264)	(69,341)	—	(64,588)
Income tax expense	64,002	(38,881)	22,615	(44,477)	(7,672)	3,531	—	3,259

Net income (loss)	75,938	(11,707)	21,775	(153,853)	(76,592)	(72,872)	—	(67,847)

Per share of common stock:

	Yen						% Change	Yen
Basic-
Net income (loss)	39.80	(6.13)	11.41	(80.62)	(40.14)	(38.18)	—	(35.55)

Diluted-
Net income (loss)	39.67	(6.14)	11.37	(80.68)	(40.18)	(38.23)	—	(35.57)

Note:	The review procedures of the quarterly report for this period have not been completed yet.

Business Segment Information – Quarterly Results (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008(A)	September 30, 2008(B)		March 31, 2008
Net revenue
Business segment information:
Domestic Retail	121,840	103,260	98,408	78,510	85,809	74,455	(13.2)	402,018
Global Markets	108,909	16,763	103,228	(133,303)	10,970	(6,538)	—	95,597
Global Investment Banking	36,740	10,812	20,757	14,800	28,986	5,247	(81.9)	83,109
Global Merchant Banking	43,407	8,458	(10,190)	23,118	(37,009)	20,500	—	64,793
Asset Management	25,832	23,251	22,730	16,928	21,112	14,711	(30.3)	88,741

Sub Total	336,728	162,544	234,933	53	109,868	108,375	(1.4)	734,258
Other	10,721	37,591	16,433	38,423	24,546	27,992	14.0	103,168

Net revenue	347,449	200,135	251,366	38,476	134,414	136,367	1.5	837,426

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(23,435)	(7,113)	(16,974)	673	(8,302)	—	(50,169)

Net revenue	344,802	176,700	244,253	21,502	135,087	128,065	(5.2)	787,257

Non-interest expenses
Business segment information:
Domestic Retail	71,285	71,054	69,907	67,456	69,630	69,137	(0.7)	279,702
Global Markets	82,866	84,453	78,830	75,645	72,589	80,150	10.4	321,794
Global Investment Banking	16,003	14,733	15,035	14,565	16,411	13,970	(14.9)	60,336
Global Merchant Banking	3,306	3,031	2,134	3,002	2,357	5,853	148.3	11,473
Asset Management	12,840	14,879	13,396	13,675	12,960	13,916	7.4	54,790

Sub Total	186,300	188,150	179,302	174,343	173,947	183,026	5.2	728,095
Other	18,562	39,138	20,561	45,489	45,404	14,380	(68.3)	123,750

Non-interest expenses	204,862	227,288	199,863	219,832	219,351	197,406	(10.0)	851,845

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—

Non-interest expenses	204,862	227,288	199,863	219,832	219,351	197,406	(10.0)	851,845

Income (loss) before income taxes
Business segment information:
Domestic Retail	50,555	32,206	28,501	11,054	16,179	5,318	(67.1)	122,316
Global Markets	26,043	(67,690)	24,398	(208,948)	(61,619)	(86,688)	—	(226,197)
Global Investment Banking	20,737	(3,921)	5,722	235	12,575	(8,723)	—	22,773
Global Merchant Banking	40,101	5,427	(12,324)	20,116	(39,366)	14,647	—	53,320
Asset Management	12,992	8,372	9,334	3,253	8,152	795	(90.2)	33,951

Sub Total	150,428	(25,606)	55,631	(174,290)	(64,079)	(74,651)	—	6,163
Other *	(7,841)	(1,547)	(4,128)	(7,066)	(20,858)	13,612	—	(20,582)

Income (loss) before income taxes	142,587	(27,153)	51,503	(181,356)	(84,937)	(61,039)	—	(14,419)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(23,435)	(7,113)	(16,974)	673	(8,302)	—	(50,169)

Income (loss) before income taxes	139,940	(50,588)	44,390	(198,330)	(84,264)	(69,341)	—	(64,588)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen						% Change	Millions of yen
	For the three months ended						(B-A)/(A)	For the year ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008(A)	September 30, 2008(B)		March 31, 2008
Net gain (loss) on trading related to economic hedging transactions	(14,425)	2,808	364	1,513	1,006	20,188	—	(9,740)
Realized gain (loss) on investments in equity securities held for operating purposes	2,107	(781)	135	13	291	(1,503)	—	1,474
Equity in earnings of affiliates	5,105	2,579	(5,247)	2,306	2,061	3,999	94.0	4,743
Corporate items	(9,687)	(12,252)	(11,750)	20,265	(5,620)	(2,349)	—	(13,424)
Others	9,059	6,099	12,370	(31,163)	(18,596)	(6,723)	—	(3,635)

Total	(7,841)	(1,547)	(4,128)	(7,066)	(20,858)	13,612	—	(20,582)

Note: 1.	Defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
2.	The review procedures of the quarterly report for this period have not been completed yet.

“Commissions/fees received” and “Net gain on trading” consists of the following (UNAUDITED)

	Millions of yen						% Change	Millions of yen		% Change
	For the three months ended						(B-A)/(A)	For the six months ended		(D-C)/(C)
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008(A)	September 30, 2008(B)		September 30, 2007(C)	September 30, 2008(D)
Commissions/fees received

Commissions	112,953	106,883	103,434	81,389	82,198	84,886	3.3	219,836	167,084	(24.0)

Brokerage Commissions	64,169	64,655	65,471	56,730	49,287	53,840	9.2	128,824	103,127	(19.9)
Commissions for Distribution of Investment Trust	39,172	34,223	30,600	17,247	25,811	24,173	(6.3)	73,395	49,984	(31.9)
Fees from Investment Banking	29,890	16,176	20,340	18,690	13,407	10,026	(25.2)	46,066	23,433	(49.1)

Underwriting and Distribution	10,469	10,434	14,219	10,524	6,815	3,385	(50.3)	20,903	10,200	(51.2)
M&A / Financial Advisory Fees	18,187	5,691	5,747	8,192	4,568	6,218	36.1	23,878	10,786	(54.8)
Asset Management and Portfolio Service Fees	47,311	50,910	47,636	43,855	42,779	42,411	(0.9)	98,221	85,190	(13.3)

Asset Management Fees	42,904	46,150	43,358	39,552	38,485	38,358	(0.3)	89,054	76,843	(13.7)
Total	190,154	173,969	171,410	143,934	138,384	137,323	(0.8)	364,123	275,707	(24.3)

Net gain (loss) on trading

Merchant Banking	255	2,010	(5,149)	(2,085)	(69)	(457)	—	2,265	(526)	—
Equity Trading	51,696	28,189	25,574	31,496	33,267	1,717	(94.8)	79,885	34,984	(56.2)
Fixed Income and Other Trading	47,816	(21,530)	44,665	(141,217)	(22,683)	(22,275)	—	26,286	(44,958)	—

Total	99,767	8,669	65,090	(111,806)	10,515	(21,015)	—	108,436	(10,500)	—

Note:    The review procedures of the quarterly report for this period have not been completed yet.

Reference Information

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Holdings, Inc. Financial Information (Parent Company Only)

-Nomura Securities Co., Ltd. Financial Information

*	The amounts are rounded to the nearest million.

NOMURA HOLDINGS, INC.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	(Millions of yen)
	September 30, 2008	March 31, 2008	Increase/ (Decrease)
ASSETS
Current Assets	2,397,150	2,272,127	125,023

Cash and time deposits	1,356	1,416	(60)
Certificate deposits	14,200	18,800	(4,600)
Money held in trust	67,445	78,533	(11,088)
Short-term loans receivable	2,260,893	2,068,347	192,546
Accounts receivable	28,847	76,783	(47,936)
Deferred tax assets	1,530	1,370	159
Other current assets	22,893	26,883	(3,991)
Allowance for doubtful accounts	(13)	(6)	(7)
Fixed Assets	2,018,306	2,177,683	(159,377)

Tangible fixed assets	49,669	52,216	(2,547)
Intangible assets	135,962	142,339	(6,378)
Investments and others	1,832,675	1,983,128	(150,453)
Investment securities	142,462	156,267	(13,805)
Investments in subsidiaries and affiliates (at cost)	1,306,836	1,286,638	20,198
Other securities of subsidiaries and affiliates	24,893	26,021	(1,128)
Long-term loans receivable from subsidiaries and affiliates	143,000	309,000	(166,000)
Long-term guarantee deposits	47,487	49,548	(2,061)
Deferred tax assets	148,361	131,793	16,568
Other investments	19,693	23,893	(4,200)
Allowance for doubtful accounts	(57)	(32)	(25)

TOTAL ASSETS	4,415,456	4,449,810	(34,354)

	(Millions of yen)
	September 30, 2008	March 31, 2008	Increase/ (Decrease)
LIABILITIES
Current liabilities	1,487,573	1,601,961	(114,388)

Short-term borrowings	1,410,000	1,446,500	(36,500)
Bond due within one year	—	50,000	(50,000)
Collaterals received	58,477	57,035	1,442
Accrued income taxes	865	11,296	(10,430)
Other current liabilities	18,231	37,131	(18,900)

Long-term liabilities	1,440,490	1,424,188	16,302

Bonds payable	463,336	354,930	108,406
Long-term borrowings	975,000	1,067,000	(92,000)
Other long-term liabilities	2,153	2,257	(104)

TOTAL LIABILITIES	2,928,063	3,026,149	(98,087)

NET ASSETS
Shareholders’ equity	1,440,676	1,372,324	68,352
Common stock	182,800	182,800	—
Capital reserves	112,504	112,504	—
Additional paid-in capital	112,504	112,504	—
Earned surplus	1,221,118	1,155,315	65,802
Earned surplus reserve	81,858	81,858	—
Other Earned surplus	1,139,260	1,073,457	65,802
Reserve for specified fixed assets	15	16	(1)
General reserve	994,000	994,000	—
Earned surplus carried forward	145,245	79,442	65,804
Treasury stock	(75,746)	(78,296)	2,550
Valuation and translation adjustments	27,948	39,936	(11,988)
Net unrealized gain on investments	26,215	34,914	(8,698)
Deferred gains or loss on hedges	1,733	5,023	(3,290)
Subscription rights to shares	18,769	11,401	7,368

TOTAL NET ASSETS	1,487,394	1,423,661	63,733

TOTAL LIABILITIES AND NET ASSETS	4,415,456	4,449,810	(34,354)

NOMURA HOLDINGS, INC.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	(Millions of yen)
	For the six months ended September 30, 2008(A)	For the six months ended September 30, 2007(B)	Comparison (A-B)/(B)
Operating revenue	236,715	318,572	(25.7)%

Property and equipment fee revenue	52,555	46,711	12.5
Rent revenue	18,866	18,522	1.9
Royalty on trademark	7,341	11,269	(34.9)
Dividend from subsidiaries and affiliates	143,474	228,386	(37.2)
Others	14,478	13,684	5.8

Operating expenses	92,918	81,609	13.9

Compensation and benefits	10,605	7,117	49.0
Rental and maintenance	20,574	20,968	(1.9)
Data processing and office supplies	16,979	16,221	4.7
Depreciation and amortization	25,332	21,280	19.0
Others	4,022	4,331	(7.1)
Interest expenses	15,406	11,693	31.8

Operating income	143,796	236,963	(39.3)

Non-operating income	2,605	2,603	0.1
Non-operating expenses	1,048	917	14.3

Ordinary income	145,353	238,649	(39.1)

Special profits	1,190	4,182	(71.5)
Gain on sales of investment securities	1,190	4,182	(71.5)
Special losses	50,508	159,658	(68.4)
Loss on sales of investment securities	198	730	(72.8)
Loss on devaluation of investment securities	1,912	590	223.8
Loss on devaluation of investments in subsidiaries and affiliates	46,382	156,814	(70.4)
Loss on retirement of fixed assets	2,016	1,523	32.4

Income before income taxes	96,035	83,174	15.5

Income taxes - current	3,997	5,310	(24.7)

Income taxes - deferred	(8,397)	(57,831)	(85.5)

Net Income	100,435	135,694	(26.0)

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET INFORMATION

	(Millions of yen)
	September 30, 2008	March 31, 2008	Increase/ (Decrease)
ASSETS
Current Assets	12,308,876	13,094,317	(785,442)

Cash and time deposits	166,425	99,821	66,604
Deposits with exchanges and other segregated cash	692	50,692	(50,000)
Trading assets:	5,494,389	6,012,280	(517,892)
Trading securities	4,494,184	4,973,376	(479,193)
Derivative contracts	1,000,205	1,038,904	(38,699)
Net receivables arising from pre-settlement date trades	1,280,023	—	1,280,023
Margin account assets:	134,604	165,368	(30,763)
Loans to customers in margin transactions	111,264	143,666	(32,402)
Cash collateral to securities finance companies	23,340	21,701	1,639
Loans with securities as collateral:	4,803,331	6,235,494	(1,432,163)
Cash collateral for securities borrowed	4,155,000	5,373,927	(1,218,927)
Loans in gensaki transactions	648,331	861,568	(213,236)
Receivables from customers and others	1,308	1,319	(11)
Short-term guarantee deposits	262,148	339,539	(77,391)
Short-term loans receivable	2,679	37,125	(34,446)
Deferred tax assets	112,641	106,066	6,574
Other current assets	50,656	46,646	4,011
Allowance for doubtful accounts	(20)	(32)	12

Fixed Assets	74,855	77,385	(2,530)

Tangible fixed assets	58	58	0
Intangible assets	2,071	1,672	399
Investments and others	72,726	75,655	(2,930)
Investment securities	195	195	—
Deferred tax assets	44,048	41,262	2,786
Other investments	29,035	34,865	(5,830)
Allowance for doubtful accounts	(552)	(667)	115

TOTAL ASSETS	12,383,730	13,171,702	(787,972)

	(Millions of yen)
	September 30, 2008	March 31, 2008	Increase/ (Decrease)
LIABILITIES
Current Liabilities	10,620,982	11,605,224	(984,242)

Trading liabilities:	2,896,901	2,887,090	9,810
Trading securities	2,484,824	2,277,593	207,231
Derivative contracts	412,077	609,497	(197,421)
Net payables arising from pre-settlement date trades	—	8,048	(8,048)
Margin account liabilities:	25,017	13,144	11,873
Borrowings from securities finance companies	2,411	2,736	(325)
Customer margin sale proceeds	22,606	10,408	12,198
Borrowings with securities as collateral:	3,165,728	3,977,051	(811,323)
Cash collateral for securities loaned	2,177,143	2,688,318	(511,176)
Borrowings in gensaki transactions	988,585	1,288,732	(300,147)
Payables to customers and others	147,512	137,213	10,299
Guarantee deposits received	84,146	95,581	(11,435)
Short-term borrowings	4,018,469	3,911,100	107,369
Short-term bonds payable	210,000	336,500	(126,500)
Bond due within one year	—	100,000	(100,000)
Accrued income taxes	3,670	12,307	(8,637)
Accounts payable	7,167	61,649	(54,482)
Accrued bonuses for employees	12,200	15,200	(3,000)
Other current liabilities	50,172	50,341	(168)
Long-term Liabilities	994,328	701,840	292,487

Bonds payable	224,286	224,285	1
Long-term borrowings	698,200	404,400	293,800
Reserve for retirement benefits	64,930	62,523	2,406
Other long-term liabilities	6,912	10,632	(3,720)
Statutory Reserves	5,519	5,626	(107)

Reserve for financial instruments transactions	5,519	—	—
Reserve for securities transactions	—	5,626	—

TOTAL LIABILITIES	11,620,829	12,312,691	(691,862)

NET ASSETS
Shareholder’s equity	762,346	857,535	(95,189)
Common stock	10,000	10,000	—
Capital reserves	529,579	529,579	—
Additional paid-in capital	529,579	529,579	—
Earned surplus	222,767	317,957	(95,189)
Other Earned surplus	222,767	317,957	(95,189)
General reserve	63,000	63,000	—
Earned surplus carried forward	159,767	254,957	(95,189)
Valuation and translation adjustments	555	1,476	(921)
Deferred gains or loss on hedges	555	1,476	(921)

TOTAL NET ASSETS	762,901	859,012	(96,110)

TOTAL LIABILITIES AND NET ASSETS	12,383,730	13,171,702	(787,972)

NOMURA SECURITIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT INFORMATION

	(Millions of yen except percentages)
	For the six months ended September 30, 2008(A)	For the six months ended September 30, 2007(B)	Comparison (A-B)/(B)
Operating revenue	272,581	415,013	(34.3)%

Commissions	146,821	225,385	(34.9)
Net gain on trading	56,491	104,050	(45.7)
Net gain on other inventories	6	5	8.6
Interest and dividend income	69,263	85,573	(19.1)
Interest expenses	62,031	57,642	7.6

Net operating revenue	210,550	357,371	(41.1)

Selling, general and administrative expenses	207,120	219,961	(5.8)

Transaction-related expenses	34,398	44,446	(22.6)
Compensation and benefits	79,844	87,034	(8.3)
Rental and maintenance	24,224	24,516	(1.2)
Data processing and office supplies	62,984	57,275	10.0
Others	5,670	6,690	(15.3)

Operating income	3,430	137,410	(97.5)

Non-operating income	1,802	810	122.4
Non-operating expenses	805	961	(16.3)

Ordinary income	4,428	137,259	(96.8)

Special profits	976	718	35.8
Gains due to the exemption from payments of share-based compensation	868	718	20.8
Reversal of allowance for doubtful accounts	1	—	—
Reversal of reserve for financial instruments transactions	107	—	—
Special losses	—	642	—
Reserve for securities transactions	—	642	—

Income before income taxes	5,404	137,336	(96.1)

Income taxes - current	8,608	69,238	(87.6)

Income taxes - deferred	(8,720)	(15,124)	(42.3)

Net income	5,516	83,222	(93.4)

NOMURA SECURITIES CO., LTD.

QUARTERLY INCOME STATEMENT INFORMATION

	(Millions of yen)
	For the Quarter from April 1, 2007 to June 30, 2007	For the Quarter from July 1, 2007 to September 30, 2007	For the Quarter from October 1, 2007 to December 31, 2007	For the Quarter from January 1, 2008 to March 31, 2008	For the Quarter from April 1, 2008 to June 30, 2008	For the Quarter from July 1, 2008 to September 30, 2008
Operating revenue	252,044	162,970	191,653	103,871	158,921	113,660

Commissions	122,458	102,927	97,102	74,912	74,152	72,669
Net gain on trading	77,896	26,154	56,224	1,902	41,554	14,938
Net gain on other inventories	2	3	5	5	2	4
Interest and dividend income	51,687	33,886	38,322	27,051	43,214	26,049
Interest expenses	34,446	23,196	28,537	22,093	37,236	24,795

Net operating revenue	217,598	139,773	163,116	81,778	121,685	88,865

Selling, general and administrative expenses	111,461	108,501	106,904	110,261	102,737	104,383

Transaction-related expenses	22,627	21,820	19,899	18,978	16,177	18,221
Compensation and benefits	45,227	41,807	41,663	38,928	40,780	39,063
Rental and maintenance	12,081	12,435	12,562	12,648	12,047	12,177
Data processing and office supplies	28,040	29,235	29,956	36,147	30,734	32,250
Other	3,487	3,203	2,824	3,560	2,998	2,672

Operating income (loss)	106,137	31,273	56,212	(28,483)	18,948	(15,518)

Non-operating income	500	310	306	492	212	1,590
Non-operating expenses	438	523	368	683	289	516

Ordinary income (loss)	106,200	31,059	56,149	(28,674)	18,871	(14,444)

Special profits	265	453	478	471	532	444
Gains due to the exemption from payments of share-based compensation	265	453	478	471	462	406
Reversal of allowance for doubtful accounts	—	—	—	—	1	—
Reversal of reserve for financial instruments transactions	—	—	—	—	70	38
Special losses	316	326	321	318	—	—
Reserve for securities transactions	316	326	321	318	—	—

Income before income taxes	106,150	31,186	56,305	(28,520)	19,404	(14,000)

Income taxes - current	36,757	32,481	13,219	10,565	(3,996)	12,603

Income taxes - deferred	5,981	(21,105)	9,317	(22,271)	9,835	(18,555)

Net income (loss)	63,412	19,811	33,769	(16,815)	13,564	(8,048)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)
	September 30, 2008 (A)	September 30, 2007 (B)
Brokerage commissions	36,928	63,807	(42.1)%

(Stocks)	34,427	59,907	(42.5)
Underwriting commissions	3,430	13,238	(74.1)

(Stocks)	1,445	11,218	(87.1)
(Bonds)	1,985	2,020	(1.7)
Distribution commissions	50,423	74,718	(32.5)

(Investment trust certificates)	49,958	73,347	(31.9)
Other commissions	56,040	73,622	(23.9)

(Investment trust certificates)	30,691	32,523	(5.6)

Total	146,821	225,385	(34.9)

(2) Breakdown by Product
	(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)
	September 30, 2008 (A)	September 30, 2007 (B)
Stocks	37,546	73,991	(49.3)%
Bonds	3,942	5,275	(25.3)
Investment trust certificates	82,861	107,971	(23.3)
Others	22,472	38,148	(41.1)

Total	146,821	225,385	(34.9)

2. Net Gain on Trading
	(Millions of yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)(%)
	September 30, 2008 (A)	September 30, 2007 (B)
Stocks	9,361	22,145	(57.7)%
Bonds and forex	47,131	81,905	(42.5)

Total	56,491	104,050	(45.7)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Six Months Ended				Comparison (A-B)/(B)(%)
	September 30, 2008 (A)		September 30, 2007 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	34,207	41,782,490	37,865	57,862,427	(9.7)%	(27.8)%

(Brokerage)	21,372	25,563,171	23,244	34,687,469	(8.1)	(26.3)
(Proprietary Trading)	12,836	16,219,319	14,621	23,174,958	(12.2)	(30.0)

Brokerage / Total	62.5%	61.2%	61.4%	59.9%

TSE Share	5.9%	6.4%	6.1%	6.9%

Brokerage Commission per share (yen)	1.58		2.55

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Six Months Ended		Comparison (A-B)/(B)
	September 30, 2008 (A)	September 30, 2007 (B)
Underwriting
Stocks (number of shares)	3	117	(97.4)%
(yen amount)	62,522	238,847	(73.8)
Bonds (face value)	2,948,280	3,575,339	(17.5)
Investment trust certificates (yen amount)	—	—	—
Beneficial interest (face value)	—	11,800	—

Subscripition and Distribution*
Stocks (number of shares)	3	268	(98.7)
(yen amount)	41,635	313,001	(86.7)
Bonds (face value)	1,887,551	1,831,253	3.1
Investment trust certificates (yen amount)	7,656,235	11,817,168	(35.2)
Beneficial interest (face value)	—	3,000	—

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio

			(Rounded down to millions of yen except percentages)
			September 30, 2008	March 31, 2008	Increase/ (Decrease)
Tier I		(A)	762,346	756,830	5,516
Tier II	Valuation and translation adjustments		555	1,476	(921)
	Statutory reserves		5,519	5,626	(107)
	Allowance for doubtful accounts		20	32	(12)
	Subordinated debt		606,085	516,085	90,000

	Total	(B)	612,180	523,220	88,960

Illiquid Asset		(C)	117,287	145,932	(28,645)

Net Capital	(A) + (B) - (C) =	(D)	1,257,239	1,134,117	123,122

Risk	Market risk		79,004	108,263	(29,259)
	Counterparty risk		247,832	259,810	(11,978)
	Basic risk		131,043	132,823	(1,780)
	Total	(E)	457,880	500,896	(43,016)

Capital Adequacy Ratio		(D)/(E)	274.5%	226.4%	48.1%